Exhibit 99.58
PRESS RELEASE
Aya Gold & Silver Reports May Silver Production

Montreal, Quebec, June 25, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to report silver production for the month of May at its Zgounder Silver Mine located in the Kingdom of Morocco.
May Production Metrics

Production Metrics		Q1-2024	Q1-2025	April 2025	May 2025
Silver production	oz	366,362	1,068,652	345,550	353,879
Tonnage processed	kt	81,331	249,743	90,763	91,077
Silver recovery	%	82	82	80	88
Mill availability	%	96	91	98	98
Mine production	t	106,880	194,661	82,496	71,814

May Operational Highlights
●	Silver recoveries reached 88% in May, in line with feasibility study assumptions and trending well above plan in June.

●	Both underground and open pit ramp-up progressed well, with 2,317 tonnes per day (“tpd”) mined. As planned from mine sequencing, waste mining in the open pit was accelerated as part of the pit expansion (the “super-pit”).

●	Underground mining rate reached 1,101 tpd, exceeding our 1,000 tpd long-term target.

●	Mill throughput averaged 2,938 tpd at 98% availability, outperforming expectations and tracking ahead of ramp-up plans.
Progress of Key Actions
●	Oxygen plant capacity was successfully restored by specialized contractors, with all systems running smoothly throughout the month of May.

●	Open-pit ramp-up is advancing steadily and remains on track to hit full capacity by the end of Q3-2025, as infrastructure relocation and equipment mobilization near completion.

●	Mill capacity is now operating at over 3,000 tpd in June, with plans underway to increase capacity into both Q3 and Q4-2025.
“Our operations continue to outperform across the board while we continue to improve grade dilution and sequencing,” said Benoit La Salle, President and CEO. “Mine ramp-up is ahead of schedule with strong production. Mill throughput has been consistently above nameplate, and recoveries have improved and are in line with the plan. April and May results confirm that we’re hitting key targets. The open-pit expansion is progressing on track, and we’re already executing our plan to improve milling capacity, positioning us for a strong second half and highlighting the full potential of Zgounder.”
Qualified Person
The technical information contained in this press release have been reviewed and approved by Raphael Beaudoin, P. Eng, Vice-President, Operations, who is a “Qualified Person” as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “trending”, “planned”, “tracking”, “advancing”, “on track”, “plans”, “continue”, “progressing”, “improve” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the maintaining or increasing production and production capacity levels at 3,000 tpd or higher, availabilities, throughput, milling and mining rates and capacities, recoveries and recovery rates to continue trending at or above 90%, timing associated with improving any of the foregoing, as well as the Corporations’ guidance. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the capacity to stabilise or improve production, production capacity, mining or milling rates, throughput, availabilities, and recoveries, the capacity to stabilize or improve any of the foregoing, the capacity to obtain results described in the feasibility study and the capacity for the Corporation to meet its guidance, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.